
April 1, 2013

<u>Via E-mail</u>
Wayne S. Peterson
Senior Vice President and Chief Financial Officer
ALCO Stores, Inc.
401 Cottage Street
Abilene, Kansas 67410-2832

> **Re: ALCO Stores, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2012**
> **Filed April 13, 2012**
> **File No. 000-20269**

Dear Mr. Peterson:

We have reviewed your response submitted on March 21, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 29, 2012</u>

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Statements of Cash Flows, page 18</u>

1. We note your response to comment 3 in our letter dated February 22, 2013 and are reissuing our comment. ASC 230-10-45-9 presents the requirements for net presentation of cash receipts and payments pertaining to debt. We believe that amounts outstanding under your revolving credit agreement represent debt, and therefore your cash receipts and payments associated with this facility are subject to the requirements of this paragraph. ASC 230-10-45-9 states that cash receipts and payments pertaining to debt qualify for net reporting provided that the original maturity is three months or less.

Please tell us whether you believe your borrowings represent debt as included within ASC 230-10-45-9. Additionally, it is our understanding that absent your creditor exercising the subjective acceleration clauses of the facility, borrowings under your revolving credit agreement are due at the expiration of the facility on July 20, 2016. Please either confirm or advise us what the original contractual maturities are of borrowings under your revolving credit arrangement. Finally, please revise your presentation or explain to us how the original contractual maturities of borrowings under your revolving credit arrangement are three months or less and meet the criteria of ASC 230-10-45-9.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief